UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934
                 Information to be included in statements filed
                    pursuant to Rule 13D-1(A) and Amendments
                     thereto filed pursuant to Rule 13D-2(A)

                               Global Signal Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37944Q 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Randal A. Nardone
                                    Secretary
                      Fortress Registered Investment Trust
                        c/o Fortress Investment Group LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 798-6100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              Joseph A. Coco, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                December 9, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 2 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   FRIT PINN LLC
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   WC/AF
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                            [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES
                           ----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                    -19,162,248-
         OWNED BY          ----------------------------------------------------

          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING          ----------------------------------------------------

         PERSON            10       SHARED DISPOSITIVE POWER
                                    -19,162,248-
          WITH
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   -19,162,248-
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES (See Instructions)                [ ]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   27.9% (based on 68,619,155 shares of common stock outstanding as of
   November 4, 2005)
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
   OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 3 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Fortress Registered Investment Trust
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   WC/AF
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                           [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            ----------------------------------------------------
                           8        SHARED   VOTING   POWER   -20,306,252*-
      BENEFICIALLY                  (inclusive of 644,000 shares issuable upon
                                    exercise of options  beneficially owned by
        OWNED BY                    the reporting person which are exercisable
                                    as of or  within  60 days of  December  9,
          EACH                      2005)

        REPORTING          ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          PERSON                          -0-

          WITH             ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -20,306,252*-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -20,306,252-
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                    [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    29.3% (based on 68,619,155 shares of common stock outstanding as of
    November 4, 2005 and including 644,000 issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 9, 2005)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
-------------------------------------------------------------------------------
*  19,162,248 shares solely in its capacity as the sole member of FRIT PINN LLC.

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 4 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Fortress Pinnacle Investment Fund LLC
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   WC
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                           [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-
                           -----------------------------------------------------
         SHARES            8        SHARED VOTING POWER
                                    -5,137,444-
      BENEFICIALLY
                           -----------------------------------------------------
        OWNED BY
                           9        SOLE DISPOSITIVE POWER
          EACH                      -0-

        REPORTING          -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON                     -5,137,444-

          WITH
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   -5,137,444-
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   7.5% (based on 68,619,155 shares of common stock outstanding as of
   November 4, 2005)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
   IV
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                     Page 5 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   FIG Advisors LLC
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   Not Applicable
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                          [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -5,137,444-

        OWNED BY           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH                      -0-

        REPORTING          -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON                     -5,137,444-

          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -5,137,444-
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                     [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5% (based on 68,619,155 shares of common stock outstanding as of
    November 4, 2005)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IA
-------------------------------------------------------------------------------
* Solely in its capacity as the investment advisor of Fortress Pinnacle Investment Fund LLC

SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 6 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Robert H. Gidel
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   Not Applicable
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                           [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -25,000-

         SHARES
                           -----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                    -5,137,444*-
        OWNED BY
                           -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -25,000-
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -5,137,444*-
          WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -5,162,444-
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                 [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.5% (based on 68,619,155 shares of common stock outstanding as of
    November 4, 2005)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------
* Solely in his capacity as the sole manager of Fortress Pinnacle Investment Fund LLC.

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 7 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Fortress Investment Fund LLC
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   Not Applicable
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                            [ ]
 -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES
                           -----------------------------------------------------
      BENEFICIALLY
                           8        SHARED VOTING POWER
        OWNED BY                    -20,306,252*- (inclusive of 644,000 shares
                                    issuable upon exercise of options
          EACH                      beneficially owned by the reporting person
                                    which are exercisable as of or within 60
        REPORTING                   days of December 9, 2005)

         PERSON
                           -----------------------------------------------------
          WITH             9        SOLE DISPOSITIVE POWER
                                    -0-
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -20,306,252*-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -20,306,252-
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                 [ ]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% (based on 68,619,155 shares of common stock outstanding as of November 4, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 9, 2005)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust.

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 8 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Fortress Fund MM LLC
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   Not Applicable
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                              [ ]
 -------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES
                           -----------------------------------------------------
      BENEFICIALLY
                           8        SHARED VOTING POWER
        OWNED BY                    -20,306,252*- (inclusive of 644,000 shares
                                    issuable upon exercise of options
          EACH                      beneficially owned by the reporting person
                                    which are exercisable as of or within 60
        REPORTING                   days of December 9, 2005)

         PERSON
                           -----------------------------------------------------
          WITH             9        SOLE DISPOSITIVE POWER
                                    -0-
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -20,306,252*-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -20,306,252-
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3% (based on 68,619,155 shares of common stock outstanding as of November 4, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 9, 2005)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
--------------------------------------------------------------------------------
*  Solely in its capacity as the managing member of Fortress Investment
   Fund LLC.

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 9 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   FIT GSL LLC
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   WC
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                      [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES
                           -----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                    -4,705,883-
        OWNED BY
                           -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -4,705,883-
          WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -4,705,883-
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                     [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.9% (based on 68,619,155 shares of common stock outstanding as of
    November 4, 2005)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                     Page 10 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Fortress Investment Trust II
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   Not Applicable
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES
                           -----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                    -4,705,883-*
       OWNED BY
                           -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -4,705,883-*
          WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -4,705,883-
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)               [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.9% (based on 68,619,155 shares of common stock outstanding as of
    November 4, 2005)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FIT GSL LLC.

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 11 of 16 Pages
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Fortress Investment Fund II LLC
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)                          (a)  | |
                                                (b)  | |
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    Not Applicable
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                      [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES
                           -----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                    -4,705,883-*
         OWNED BY
                           -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -4,705,883-*
          WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -4,705,883-
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                 [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.9% (based on 68,619,155 shares of common stock outstanding as of
    November 4, 2005)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
-------------------------------------------------------------------------------
* Solely in its capacity as the holder of a majority of the issued and outstanding shares of beneficial interest of Fortress Investment Trust II.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                     Page 12 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Fortress Fund MM II LLC
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   Not Applicable
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                  [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES
                           -----------------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
                                    -4,705,883*-
        OWNED BY
                           -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    -0-
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER
                                    -4,705,883*-
          WITH
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -4,705,883-
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                     [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.9% (based on 68,619,155 shares of common stock outstanding as of
    November 4, 2005)
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
-------------------------------------------------------------------------------
* Solely in its capacity as the managing member of Fortress Investment Fund II LLC.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                      Page 13 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Fortress Investment Group LLC
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   Not Applicable
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                      [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -31,047,879*- (inclusive of 644,000 shares
                                    issuable upon exercise of options
       OWNED BY                     beneficially owned by the reporting person
                                    which are exercisable as of or within 60
          EACH                      days of December 9, 2005)

        REPORTING
                           -----------------------------------------------------
         PERSON            9        SOLE DISPOSITIVE POWER
                                    -0-
          WITH             -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -31,047,879*-
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   -31,047,879-
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES (See Instructions)                     [ ]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11) 44.8%  (based on
   68,619,155  shares of common stock outstanding as of November 4, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 9, 2005)
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
   OO
-------------------------------------------------------------------------------

* 4,705,883 shares solely in its capacity as the managing member of Fortress Fund MM II LLC, 20,306,252 shares solely in its capacity as the managing member of Fortress Fund MM LLC, 5,137,444 shares solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC, and 898,300 shares solely in its capacity as the managing member of Drawbridge Global Macro Fund Advisors LLC.

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  37944Q 10 3                                    Page 14 of 16 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Fortress Investment Holdings LLC
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)                          (a)  | |
                                               (b)  | |
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   Not Applicable
-------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                             [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF                   -0-

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY                  -31,047,879*- (inclusive of 644,000 shares
                                    issuable upon exercise of options
        OWNED BY                    beneficially owned by the reporting person
                                    which are exercisable as of or within 60
          EACH                      days of December 9, 2005)

        REPORTING          -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
         PERSON                     -0-
                           -----------------------------------------------------
          WITH             10       SHARED DISPOSITIVE POWER
                                    -31,047,879*-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -31,047,879-
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See Instructions)                             [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8% (based on 68,619,155 shares of common stock outstanding as of November 4, 2005 and including 644,000 shares issuable upon exercise of options beneficially owned by the reporting person which are exercisable as of or within 60 days of December 9, 2005)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    OO
--------------------------------------------------------------------------------
*   Solely in its capacity as the sole member of Fortress Investment Group LLC.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

     This  Amendment  No. 4 (this  "Amendment")  amends  and  supplements  the
Schedule 13D filed on January 3, 2005, as amended by Amendment No. 1 thereto filed on February 16, 2005, as amended by Amendment No. 2 thereto filed on May 11, 2005, and as amended by Amendment No. 3 thereto filed on May 31, 2005 (as so amended, the "Schedule 13D"), by FRIT PINN LLC ("FRIT PINN"), Fortress Registered Investment Trust ("FRIT"), Fortress Pinnacle Investment Fund LLC ("FPIF"), FIG Advisors LLC ("FIGA"), Robert H. Gidel ("Gidel"), Fortress Investment Fund LLC ("FIF"), Fortress Fund MM LLC ("FFMM"), FIT GSL LLC ("FIT GSL"), Fortress Investment Trust II ("FIT II"), Fortress Investment Fund II ("FIF II"), Fortress Fund MM II LLC ("FFMMII"), Fortress Investment Group LLC ("FIG"), and Fortress Investment Holdings LLC ("FIH" and together with FRIT PINN, FRIT, FPIF, FIGA, Gidel, FIF, FFMM, FIT GSL, FIT II, FIF II, FFMMII, FIG, the "Reporting Persons") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Global Signal Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings assigned to such terms in the
Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     FRIT has replaced the Credit Agreement, dated as of December 21, 2004, between FRIT PINN and Bank of America, N.A., Morgan Stanley Asset Funding Inc., the other lenders that may become parties thereto and Banc of America Securities LLC (the "Old Credit Agreement"), with the FRIT Credit Agreement discussed below. No shares of the Issuer's Common Stock remain pledged under the Old Credit Agreement.

     FRIT entered into a credit agreement, dated as of December 9, 2005, with Deutsche Bank AG, London Branch and the other lenders that may become parties thereto (the "FRIT Credit Agreement"). Pursuant to the FRIT Credit Agreement, FRIT borrowed $464.4 million from the lenders thereunder and this amount is secured by a pledge of a total of 19,659,324 shares of the Issuer's Common Stock, consisting of a pledge by FRIT of a total of 497,076 shares owned by FRIT and a pledge by FRIT PINN of a total of 19,162,248 shares owned by FRIT PINN. The term of the FRIT Credit Agreement is 12 months with a six-month extension at the option of the lenders. The 19,659,324 shares of Common Stock represents approximately 28.6% of the Issuer's issued and outstanding Common Stock as of November 4, 2005.

     In addition, FIT II entered into a credit agreement, dated as of December 9, 2005, with Deutsche Bank AG, London Branch and the other lenders that may become parties thereto (the "FIT II Credit Agreement", and together with the FRIT Credit Agreement, the "New Credit Agreements"). Pursuant to the FIT II Credit Agreement, FIT II borrowed $228.3 million from the lenders thereunder and this amount is secured by a pledge by FIT GSL of a total of 4,705,883 shares of the Issuer's Common Stock owned by FIT GSL. The term of the FIT II Credit Agreement is 12 months with a six-month extension at the option of the lenders. The 4,705,883 shares of Common Stock represents approximately 6.9% of the Issuer's issued and outstanding Common Stock as of November 4, 2005.

     The New Credit Agreements contain representations, covenants and default provisions relating to FRIT, FRIT PINN, FIT II, FIT GSL, and the Issuer, and also require prepayment of a portion of the borrowings by FRIT and FIT II in the event the trading price of the Issuer's Common Stock decreases below certain specified levels. In the event of a default under the New Credit Agreements by FRIT or FIT II, the lenders may foreclose upon any and all shares of Common Stock pledged to them. FRIT and FIT II have agreed in the New Credit Agreements that if a shelf registration statement is not effective and usable for resales of any portion of the pledged common stock by the lenders or their assignees (in the event of foreclosure) as of March 9, 2006, FRIT or FIT II, as applicable, will prepay a related portion of their borrowings.

     Except as provided in the Amended and Restated Investor Agreement, the Option Agreement, the Credit Agreements or as set forth herein, neither any of the Reporting Persons nor, to the best of such Reporting Persons' knowledge, any of the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FORTRESS PINNACLE INVESTMENT FUND LLC


                                           By: /s/ Robert H. Gidel
                                               ---------------------------------
                                               Robert H. Gidel
                                               as sole manager of Fortress
                                               Pinnacle Investment Fund LLC


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FIG ADVISORS LLC


                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Chief Operating Officer of
                                               Fortress Investment Group LLC,
                                               managing member of FIG
                                               Advisors LLC


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                                 ROBERT H. GIDEL

                                                 /s/ Robert H. Gidel
                                                 -------------------------------
                                                 Robert H. Gidel

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FRIT PINN LLC


                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Vice President and Secretary


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FORTRESS REGISTERED INVESTMENT TRUST


                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Chief Operating Officer
                                               and Secretary


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FORTRESS INVESTMENT FUND LLC


                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Chief Operating Officer and
                                               Secretary of Fortress
                                               Fund MM LLC, managing member of
                                               Fortress Investment Fund LLC

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FORTRESS FUND MM LLC


                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Chief Operating Officer
                                               and Secretary


                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FIT GSL LLC

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Chief Operating Officer
                                               and Secretary



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FORTRESS INVESTMENT TRUST II


                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Chief Operating Officer and
                                               Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FORTRESS INVESTMENT FUND II LLC


                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Chief Operating Officer
                                               and Secretary of Fortress
                                               Fund MM II LLC, managing
                                               member of Fortress Investment
                                               Fund II LLC


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FORTRESS FUND MM II LLC


                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Chief Operating Officer and
                                               Secretary


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FORTRESS INVESTMENT GROUP LLC


                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               as Chief Operating Officer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2005

                                           FORTRESS INVESTMENT HOLDINGS LLC

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Randal A. Nardone
                                               As Manager